UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-34152

AETHERION TECHNOLOGIES INC.
(Translation of registrant's name into English)

1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

CONTENTS

On October 14, 2026, Westport Fuel Systems Inc. (“Westport" or the “company”) changed its name to Aetherion Technologies Inc. (“Aetherion”). The company expects its common shares to begin trading as Aetherion Technologies Inc. on the Toronto Stock Exchange and Nasdaq on or about October 23, 2026, under the ticker symbols AETR, respectively, subject to final exchange approvals. Until such time, trading will continue under the ticker symbol WPRT. The company’s CUSIP and ISIN numbers will change in connection with the name change.

INCORPORATION BY REFERENCE

This report on Form 6-K, including exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into the registrants's Registration Statement on Form F-3 (File No.333-289669) and the Registration Statements on Form S-8 (Registration Nos. 333-248912, 333-211726 and 333-168847).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Articles and Certificate of Amendment dated October 14, 2026
99.2	Notice of Change in Corporate Structure dated October 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetherion Technologies Inc.
(Registrant)

Date: October 16, 2026	/s/ Elizabeth Owens
Elizabeth Owens
Chief Financial Officer